SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 14A
                                 (Rule 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT
                            SCHEDULE 14A INFORMATION
           Proxy Statement Pursuant to Section 14(a) of the Securities
                   Exchange Act of 1934 (Amendment No. _____)

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                                              Rule 14a-6(e)(2))
|_| Definitive Proxy Statement
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|_| Soliciting Material Under Rule 14a-12

                            ICN Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                          Iridian Asset Management LLC
                                       and
                          Franklin Mutual Advisers, LLC
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

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


PRELIMINARY COPY:  SUBJECT TO COMPLETION
MATERIAL DATED APRIL 18, 2002



                     2002 ANNUAL MEETING OF SHAREHOLDERS OF
                            ICN PHARMACEUTICALS, INC.
                                  MAY 29, 2002

                                 ---------------
                                 PROXY STATEMENT
                                       OF
                          IRIDIAN ASSET MANAGEMENT LLC
                                       AND
                          FRANKLIN MUTUAL ADVISERS, LLC
                              --------------------

         This Proxy Statement (this "Proxy Statement") and the enclosed WHITE proxy card are being furnished to you, the shareholders of ICN Pharmaceuticals, Inc., a Delaware corporation ("ICN" or the "Company"), in connection with the solicitation of proxies by Iridian Asset Management LLC ("Iridian") and Franklin Mutual Advisers, LLC ("FMA") who are acting together as a group (the "Shareholder Group," "us" or "we") for use at the 2002 annual meeting of shareholders of ICN, and at any adjournments or postponements thereof (the "2002 Annual Meeting").

         The Shareholder Group is soliciting proxies to take the following actions at the 2002 Annual Meeting:

        (1)  to elect Messrs. Richard H. Koppes, Robert W. O'Leary and Randy
             H. Thurman to the Board of Directors of ICN (the "Board"), each to serve until the 2005 annual meeting of ICN; and

        (2) to transact other business properly brought before the 2002 Annual Meeting.

         ICN has announced that the 2002 Annual Meeting will be held in Costa Mesa, California on Wednesday, May 29, 2002. The time and the precise location of the 2002 Annual Meeting have not yet been announced by ICN. ICN has announced that the record date (the "Record Date") for determining shareholders entitled to notice of and to vote at the 2002 Annual Meeting was April 9, 2002.

         As of the date of this Proxy Statement, the members of the Shareholder Group are, in the aggregate, the record or beneficial owners of 8,450,030 shares of common stock, par value $0.01 per share, of the Company (the "Common Stock"), which represents approximately 10.22% of the issued and outstanding Common Stock (82,677,075 shares as of March 21, 2002, based on information publicly disclosed by the Company in its annual report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission (the "SEC") on March 27, 2002 (the "ICN 2001 Annual Report")).

         Additional information concerning the Shareholder Group and the other participants in the solicitation is set forth under the heading "Information Concerning the Participants in the Solicitation."

                                *****************

         The enclosed WHITE proxy card may be executed by holders of record as of the Record Date. You are urged to sign and date the enclosed WHITE proxy card and return it in the enclosed envelope whether or not you plan to attend the 2002 Annual Meeting. Your last dated proxy is the only one that counts, so return the WHITE proxy card even if you delivered a prior proxy. We urge you not to return any proxy card sent to you by the Company.

                                *****************


                            MACKENZIE PARTNERS, INC.
                               105 Madison Avenue
                               New York, NY 10016

                       email: proxy@mackenziepartners.com

                          Call Collect: (212) 929-5500
                          or Toll Free: (800) 322-2885
                            Facsimile: (212) 929-0308


                                *****************

         The date of this Proxy Statement is April [ ], 2002. This Proxy Statement is first being furnished to ICN shareholders on or about April [ ], 2002.

                                  INTRODUCTION

         At the 2002 Annual Meeting, three persons will be elected as directors of ICN to hold office until the 2005 annual meeting and until their successors have been elected and qualified or until their earlier death, resignation or removal.

         In accordance with ICN's Restated Certificate of Incorporation, Mutual Shares Fund, a series of Franklin Mutual Shares Fund Inc., a Maryland Corporation ("Mutual Shares Fund"), the investment adviser of which is FMA, has delivered written notice to the Secretary of the Company of its intent to nominate for election to the Board at the 2002 Annual Meeting Messrs. Richard H. Koppes, Robert W. O'Leary and Randy H. Thurman (the "Shareholder Nominees"). We believe the Shareholder Nominees are highly qualified individuals based on their extensive business and professional experience. For more information regarding the Shareholder Nominees, see "The Election of Directors - The Shareholder Nominees" below.

         The Board currently consists of 12 directors divided into three classes. In accordance with the Company's Bylaws and an agreement dated October 19, 2000 to which the Company is a party (the "October 2000 Agreement"), the Company has agreed to reduce the size of the Board to nine members divided into three classes by no later than the 2002 Annual Meeting, and that three directors are to be elected at the 2002 Annual Meeting.

         At the Company's annual meeting in 2001 three shareholder-nominated directors were elected to the Board. If the Shareholder Nominees are elected at the 2002 Annual Meeting, for the first time a majority of the Board would be comprised of directors nominated directly by shareholders of ICN.

         YOUR VOTE IS IMPORTANT SO PLEASE SIGN, DATE AND MAIL YOUR WHITE PROXY CARD AT YOUR EARLIEST CONVENIENCE.

         If you have any questions concerning this Proxy Statement or need help voting your shares, please call:

                         [Mackenzie Partners, Inc. logo]
                            MACKENZIE PARTNERS, INC.
                               105 Madison Avenue
                               New York, NY 10016
                       email: proxy@mackenziepartners.com
                          Call Collect: (212) 929-5500
                          or Toll Free: (800) 322-2885
                            Facsimile: (212) 929-0308

                       "IT'S LIKE DEJA VU ALL OVER AGAIN"

The Shareholder Group

         Both members of the Shareholder Group are well-known institutional investment managers.

         Iridian Asset Management LLC ("Iridian") is a registered investment adviser and manages approximately $11 billion for institutional clients, pension funds, charitable foundations and endowments.

         Franklin Mutual Advisers, LLC ("FMA") is a subsidiary of Franklin Resources, Inc., a publicly-listed global investment organization operating as Franklin Templeton Investments. Franklin Templeton, which provides global and domestic investment management services through its Franklin, Templeton, Mutual Series and Fiduciary Trust subsidiaries, has over 50 years of investment experience and more than $266 billion in assets under management.

         The members of the Shareholder Group own on behalf of their clients approximately 8.5 million shares of ICN, representing approximately 10.22% of the outstanding ICN shares, an investment with a market value as of April 17, 2002 of over $239 million.

         The Shareholder Group's financial adviser, Providence Capital, Inc. ("Providence"), is an independent NASD-registered broker-dealer and investment bank founded in 1991 specializing in corporate governance and shareholder matters. Providence was also a member of the 2001 Committee (described in the next section).

A Brief Background

         Almost one year ago, a group of ICN shareholders, the ICN Committee to Maximize Shareholder Value (the "2001 Committee"), nominated three individuals (Messrs. Steven J. Lee, Edward A. Burkhardt and Ronald R. Fogleman) to stand for election to ICN's Board and solicited proxies in favor of their election.

         The 2001 Committee's proxy solicitation was premised, according to its proxy materials, on a belief that ICN's shares traded at a significant discount to ICN's intrinsic value and that this undervaluation resulted both from ICN's corporate structure and from investors' lack of confidence in the leadership of ICN's founder, Chairman and Chief Executive Officer, Milan Panic.

         The 2001 Committee urged that these concerns be addressed by dividing ICN into three completely separate companies, Ribapharm, ICN International and ICN Americas, each independently managed with truly independent boards of directors - with a much reduced role for Mr. Panic. This solution was reflected in a restructuring plan that had been announced by ICN on October 20, 2000 ("ICN's October 2000 Press Release"), as part of the October 2000 Agreement which ICN had entered into with SSP--Special Situations Partners, Inc. ("SSP"), another member of the 2001 Committee.

         It's worth recalling ICN's October 2000 Press Release. In addition to reaffirming ICN's intention to proceed with initial public offerings of minority interests in Ribapharm and ICN International, it informed ICN's shareholders that, among other things:

          o ICN's Board was committed to ensuring that each of ICN, Ribapharm and ICN International would be completely separated from each other as soon as possible with separate managements and truly independent Boards;

          o ICN's Board was committed to accomplishing this separation through tax-free distributions to ICN shareholders of ICN's entire remaining interest in Ribapharm and ICN International; and

          o Milan Panic would assume a reduced management role at ICN. He was to have no management or board positions at Ribapharm, would serve only as a non-executive Chairman of ICN Americas and become Chairman and CEO of ICN International.

         In May 2001, the 2001 Committee, in urging ICN shareholders to vote for their nominees, argued that:

         "the incumbent management and board of directors of ICN have failed to make genuine progress in implementing the [restructuring plan] and that [revisions to the plan announced by ICN in Spring 2001] raise[d] the specter of a significant retrenchment from their public commitments."

         The 2001 Committee also urged ICN's shareholders to consider that:

         "[d]espite the protestations of ICN and its Chairman that they remain committed to implementing a restructuring, almost one year has passed and the promised restructuring of ICN not only remains unfinished, it has to a large extent not even begun. . . As of today [May 2, 2001], ICN has not delivered to its stockholders any tangible results from its October [2000] commitments."

         We believe that the result of the ICN 2001 annual meeting of shareholders clearly demonstrates that the concerns expressed by the 2001 Committee resonated with ICN's shareholders. In the face of determined opposition by ICN, the Company's shareholders delivered a resounding message to ICN's incumbent management and Board, electing all of the 2001 Committee's three shareholder-sponsored nominees to the Board. Each 2001 Committee nominee received more than twice the votes cast for any of the Company's nominees - the favorable votes of more than 65% of the shares represented at the meeting.

One Year Later - Insufficient and Grudging "Progress"

         We became shareholders of ICN after the 2001 annual meeting in the belief that ICN's management and Board would get the message delivered so clearly by its shareholders in the 2001 election and move rapidly to deliver on its commitments.

         But almost another full year has gone by since that message was sent - almost eighteen months have passed since ICN's October 2000 Press Release was issued - more than two years have elapsed from the date ICN first announced that it had engaged Warburg Dillon Read (today UBS, and still the Company's banker) to "explore strategic alternatives in order to increase shareholder value."

         And yet, despite the passage of time and despite the continuing assurances from ICN and its Chairman that they remain committed to the restructuring and are "on plan," we find the situation substantially unchanged and we find ourselves still sharing the same concerns expressed by the 2001 Committee one year ago.

          o We believe ICN shares continue to trade at significant discounts to the Company's intrinsic value, a view shared by other investors and analysts as well as by ICN itself.

          o We believe ICN should complete as soon as possible a full restructuring of ICN, similar to the one ICN committed to in its October 2000 Press Release. It should divide the Company into three separate and wholly-independent businesses, each managed by separate, qualified management under the direction of a truly independent and responsible board of directors. Each business should also have corporate governance structures in place to enhance investor confidence and to ensure irreproachable levels of accountability.

          o We believe the continuing role and influence of Milan Panic in the management of ICN is viewed negatively by current and potential investors. We believe his presence at the helm of the Company, his dismissive attitude toward shareholders and his controversial reputation are among the chief reasons ICN's market valuation lags those of its peers and fails to adequately reflect the Company's fundamentals. In our view, one of the chief benefits of completing ICN's announced restructuring will be to address this issue by substantially reducing the role Mr. Panic plays in the active management of ICN.

          o We believe shareholders will share our profound skepticism and suspicion at the sight of the Company and its long-time chief executive, facing a proxy contest, suddenly rallying to the cause and invoking the spirit of good corporate governance. We recall that only last year Institutional Shareholder Services cited ICN's "checkered governance history" in its report recommending that shareholders vote against the management slate and Fortune magazine declared the Board to be among America's worst boards of directors - calling it "an absolute joke" which turned "a blind eye to Panic's shenanigans."

         What little movement toward its restructuring ICN has made to date over the past year has been, in our view, insufficient and made only grudgingly against a background of persistent pressure from shareholders and the investment community. Consider the following:

                     The Ribapharm IPO - A Long Time Coming

         ICN has finally completed an initial public offering of Ribapharm. But even this first tangible step toward restructuring took close to two years to complete from the date the Company first trumpeted its intention in June 2000 - two years which also included one threatened proxy contest, one successful proxy contest and the appearance of a second shareholder challenge. Barron's noted that, as of April 8, 2002, "[Ribapharm had] been poised for sale for more than 660 days, making it the fifth-longest wait for an initial public offering in better than five years, according to Dealogic."

                             The Ribapharm Spin-Off?

         In our view, the critical element of ICN's restructuring is not the public offering of Ribapharm but the complete separation of the three businesses as soon as possible. We believe that only the full spin-off of Ribapharm will achieve the goal of creating a completely separate and independent company over which Mr. Panic has no influence.

         But there has been no "spin-off" of Ribapharm to date and ICN's actions continue to leave us doubtful about the depth of its commitment to undertake this crucial step in its restructuring without further delay.

          o Although ICN has repeatedly reiterated its "commitment" to complete a Ribapharm spin-off within six months of a Ribapharm public offering, it has been careful to underscore that this "commitment" is not a legally binding obligation (and thus, presumably, ICN could change its mind, just as it did with the ICN International spin-off).

          o Ribapharm has recently disclosed that ICN might choose to condition the spin-off on receiving shareholder approval, despite the fact that ICN has been advised this is not legally necessary. Some might conclude such approval - indeed something stronger than "approval" - was implicitly given by the Company's shareholders when they voted at the 2001 annual meeting. If ICN really wanted shareholder approval for a spin-off, why wasn't it on the ballot in May 2001? Will this be an excuse for further delay?

          o ICN did not file its request for the tax ruling necessary to effect the Ribapharm spin-off until March 12, 2002 - conveniently within days of learning of the formation of the Shareholder Group
               - despite the fact that Milan Panic told shareholders five months earlier (in mid-November 2001) that the filing was expected "within a few weeks" and despite the fact that shareholders have been urging the Company to take this crucial step since at least May of 2001.

          o Completion of ICN's debt tender offer and consent solicitation was expressly conditioned by the Company on, and delayed pending, completion of the Ribapharm initial offering - despite the fact that the completion of the debt tender offer and consent solicitation is also a crucial pre-condition to a spin-off of Ribapharm. If, as it has said, ICN had more than enough cash to eliminate this obstacle (for example, Milan Panic, told shareholders during ICN's earnings conference call on November 1, 2001, "ICN has the cash to repurchase the remainder of the bonds") - why didn't ICN get it done and set the stage for the spin-off?

          o While ICN may seek credit now for successfully refinancing its outstanding senior debt and obtaining consents to clear the way for a restructuring, it was the 2001 Committee who urged the Company in May 2001 to take this step at a time when ICN was "flatly maintain[ing] that the Company's bondholders will not restructure."

         Strongly as we support a timely spin-off of Ribapharm, we believe equally strongly that Ribapharm must be managed by qualified executives under the direction of a responsible board of directors, both wholly-independent, in substance as well as form, from the influence of ICN's incumbent management. As you will read below, we question whether this is now the case. In our view, the goals of the restructuring will not be achieved, and no spin-off (or transaction in contemplation of a spin-off) should be allowed to move forward, until ICN's Board takes measures or retains the authority to ensure that Ribapharm is truly independent.

Independence for Ribapharm--Form over Substance?

         In ICN's October 2000 Press Release, ICN committed that Ribapharm, ICN International and ICN Americas would each have separate managements and truly independent boards of directors and that Milan Panic would have no management or board position with Ribapharm.

         We question whether the spirit of this commitment is being honored and how much influence ICN's current senior management will continue to have at an "independent" Ribapharm.

                   Ribapharm's Management and Board Structure

         Of the seven Ribapharm board members, at least four - a majority - are either current officers of ICN (Johnson Y.N. Lau) or former ICN directors (Roger Guillemin, Roberts A. Smith and Kim Campbell). Incredibly, one of these (Ms. Campbell) joined the ICN Board by appointment to a vacancy on November 2, 2000 and became a "former" director seven months later when ICN shareholders overwhelmingly rejected her candidacy for the ICN Board the first time she stood for election.

         Until March 21, 2002, Ribapharm was to have had another officer and director, Mark Taylor, who is a current ICN executive as well as the former stepson of Milan Panic (although this particular fact was not at the time disclosed in Ribapharm's registration statement). In addition, Mr. Panic is, we understand, the godfather of the chief financial officer of Ribapharm (a fact that went undisclosed in the Ribapharm registration statement).

         Of the three remaining "independent" directors, one (Arnold H. Kroll) previously served as ICN's investment banker and another (Hans Thierstein) served for nine years (from 1971-1980) as an officer of ICN (a fact Ribapharm's registration statement neglected to disclose until after the date we brought this fact to the attention of two of ICN's outside directors). ICN has disclosed no connection between the remaining "independent" director (John Vierling) and ICN or its current management. We note, however, that he is a member of the board (and a past chairman) of the American Liver Foundation, an organization which has been the recipient of grants and donations from ICN. We think shareholders would be curious to know how and by whom these directors were identified and selected to serve on Ribapharm's board.

         It is also notable that none of the directors of Ribapharm appears to have any experience serving on the board of a publicly-listed United States company other than ICN itself. According to the Ribapharm registration statement, Mr. Kroll is a director of National Airlines (currently operating in Chapter 11) and ShareSpace Inc., both of which are private companies, and Mr. Thierstein is a director of Serono, S.A., a family-controlled Swiss company with U.S.-listed ADRs.

                       Ribapharm's Intended Option Grants

         In an amendment to Ribapharm's registration statement dated March 21, 2002, Ribapharm disclosed that it intended to grant options to acquire 7.9 million shares of its common stock to a group of "officers and employees of [ICN] who are not one of [Ribapharm's] directors, officers, employees or consultants," and that these intended grants would include the grant of an option to purchase five million shares to Milan Panic. These options, which were to have fully vested immediately, would have represented over 5.2% of the shares to be outstanding following the offering and would have had a fair market value of over $53.7 million, with Mr. Panic's share representing 3.3% of the outstanding shares and a fair market value of $34 million.

         Ribapharm's registration statement contained no discussion whatsoever as to how Ribapharm formulated its "intent," or which decision-making bodies (if any) or individuals were responsible for this process, or what safeguards, if any, were employed against possible self-dealing and conflicts. Despite the magnitude of the intended grant to Mr. Panic and the fact that he was both the president and one of two directors of Ribapharm as well as the Chairman and chief executive of ICN, Ribapharm's sole shareholder, no mention was made as to what role he may have played in - or how he was insulated from - the decision-making processes at Ribapharm that led to the formulation of Ribapharm's "intention" to give him securities valued at $34 million.

         We expressed our strong opposition to these intended grants both publicly and privately to ICN and members of the ICN Board. Thereafter, on April 10, 2002, ICN announced that its Board had "voted to drop the granting of Ribapharm stock options to ICN directors and management." However, ICN announced at the same time that, to replace the intended option grants, the Board had approved payments upon completion of the Ribapharm offering to the same group of ICN directors and management from a "cash bonus pool" of $50 million in the same proportions that the options were to have been granted, apparently resulting in a payment to Milan Panic of approximately $30 million in cash.

         ICN said in its press release that "[t]his change [to a bonus pool]... removed the concern expressed by shareholders from the Ribapharm IPO." This change does not, however, address our concerns. We continue to believe these awards - however structured - are wasteful of corporate assets and an unjustified enrichment of ICN's directors, officers and employees at the expense of ICN's shareholders.

         We think shareholders will ask themselves - as we do - how much influence was exerted by Mr. Panic in the formulation of Ribapharm's original intent and how much influence will he continue to exert at Ribapharm, even following a spin-off?

         We believe that Ribapharm requires and deserves to be managed by qualified executives under the direction of a responsible board of directors, both wholly-independent of the influence of ICN's incumbent management and with the experience, and supported by corporate governance structures, necessary to bolster investor confidence and to ensure irreproachable levels of accountability.

             Whatever Happened to an Independent ICN International?

         In March 2001, ICN abruptly announced a change in its plans for ICN International, scrapping any suggestion that this business would be spun-off and proposing instead to sell a 40% interest to the public - which would leave ICN International as a controlled subsidiary of ICN - contrary to the commitments in ICN's October 2000 Press Release. In the March announcement, ICN also said this offering was expected to be completed (subject, of course, to market conditions) in the second quarter of 2001 - conveniently after the 2001 annual meeting. To date, we note, no offering of ICN International has been consummated.

"No matter how cynical you get, it's impossible to keep up."

         We find ourselves, amazingly, another year later, asking many of the same sorts of questions raised during last year's election contest.

          o Does ICN's management actually intend to complete a restructuring that will separate its three businesses into wholly-independent businesses, managed by separate, qualified managements under the direction of truly independent and responsible boards of directors?

          o Can investors recognize the full value of ICN's businesses so long as those businesses remain under the ultimate control of ICN's incumbent management led by Milan Panic and supervised by a Board chaired by him, on which directors put forward and elected by shareholders constitute only a minority?

          o When, if ever, does Milan Panic intend to relinquish the reins at any of ICN's businesses?

Shareholder Nominees

         The Shareholder Nominees are individuals of integrity with substantial business experience, including extensive experience as senior managers and directors in the pharmaceutical and medical services industries. They are independent of Mr. Panic and ICN's current management and are committed to the highest standards of corporate governance and accountability and to the maximization of shareholder value. The nominating committee of the ICN Board has found each of the Shareholder Nominees to be "qualified" to serve on the Board. See "The Election of Directors - The Shareholder Nominees" below.

         ICN shareholders should be aware that ICN has disclosed in a public filing that if the Shareholder Nominees are elected "[t]his would trigger change of control provisions in . . . some compensation arrangements" (emphasis added).
(1) ICN has also disclosed in the same filing that "if [ICN] experience[s] a change of control under employment agreements with [its] Chairman and several key senior executive officers, [ICN] would be obligated to pay amounts totaling approximately $27,800,000, based upon present compensation." (The Shareholder Group does not know whether the reference to "some compensation arrangements" quoted above is a reference to all or only some of the specified employment agreements under which change of control payments would total approximately $27.8 million.) Additionally, according to Ribapharm's public disclosures, if the Shareholder Nominees are elected, this may also trigger change of control provisions under employment agreements between Ribapharm and certain Ribapharm executive officers, pursuant to which Ribapharm may be obligated to pay amounts totaling approximately $3 million, based upon present compensation. (2)

         If elected, the Shareholder Nominees are committed to acting in the best interests of ICN's shareholders. They will, subject to their fiduciary duties as directors of ICN and working with the remainder of the Board, pursue diligently and promptly actions to maximize shareholder value, including a restructuring of ICN into three separate and wholly-independent businesses.

         The three shareholder-nominated directors elected in 2001 constituted a minority of the entire Board. This year the size of the Board will be reduced to nine and only three directors will be elected at the 2002 Annual Meeting. As result, if the Shareholder Nominees are elected, a majority of the Board will be comprised of directors nominated directly by shareholders of ICN.

         Last year, the 2001 Committee asked ICN shareholders to send a strong message to ICN of the seriousness with which they took the Board's prior commitments regarding the enhancement of shareholder value. We believe you delivered that message in the strongest possible terms and we believe it fell on deaf ears. We think it is time for the shareholders, the owners of ICN, to deliver a clear mandate for change - by electing the three Shareholder Nominees and by creating a Board, the majority of whose members were not only elected, but selected and nominated, by shareholders.


                                      * * *

         We urge you to sign, date and return the enclosed WHITE proxy card (and not to return any proxy card sent to you by the Company) to help us pursue these objectives.



--------

(1) See ICN Pharmaceuticals Inc. S-3/A filed November 13, 2001, File No. 333-67376, page 11.

(2) See Ribapharm Inc. final prospectus filed April 12, 2002, File No. 333-39350, page 25.

                            THE ELECTION OF DIRECTORS

         The Board currently consists of 12 directors divided into three classes. In accordance with the Company's Bylaws and the October 2000 Agreement, the size of the Board is to be reduced to nine members divided into three classes by no later than the 2002 Annual Meeting. At the 2002 Annual Meeting three persons will be elected as directors of ICN to hold office until the 2005 annual meeting and until their successors have been elected and qualified or until their earlier death, resignation or removal. In accordance with ICN's Restated Certificate of Incorporation, Mutual Shares Fund has delivered written notice to the Secretary of the Company of its intent to nominate the Shareholder Nominees for election to the Board at the 2002 Annual Meeting.

The Shareholder Nominees

         The Shareholder Nominees are Messrs. Richard H. Koppes, Robert W. O'Leary and Randy H. Thurman. We believe the Shareholder Nominees are highly qualified individuals based on their extensive business and professional experience.

         The three Shareholder Nominees and certain information concerning their principal occupations or employment, beneficial ownership of Common Stock as of the date of this Proxy Statement, and other matters is set forth below. This information has been furnished to us by the respective Shareholder Nominees.


  Name; Age; and Business        Principal Occupation and Business Experience
       Address                         During Last Five Years; Current
                                               Directorships

Richard H. Koppes; 55;        Mr. Koppes has been Of Counsel to the law firm of
2150 River Plaza Drive,       Jones, Day, Reavis & Pogue since 1996, and is
Suite 170, Sacramento, CA     Co-Director of Executive Education Programs at
95833                         Stanford University School of Law. Mr. Koppes
                              served as a principal of American Partners
                              Capital Group, Inc., a venture capital and consulting firm, from August 1996 to December
                              1998. From May 1986 through July 1996, Mr. Koppes held several positions with the California Public
                              Employees' Retirement System (CalPERS) including
                              General Counsel, Interim Chief Executive Officer and Deputy Executive Officer.

                              Mr. Koppes is currently a director of Apria
                              Healthcare Group Inc. (NYSE: AHG), a home health care company, where he is co-Chairman of the Corporate Governance and Nominating Committee, and a member of the Compensation Committee.

                              Mr. Koppes has been a member of the Council of Institutional Investors for the past fifteen years. He has also been an officer of the National Association of Public Pension Attorneys (NAPPA) for the past seven years.


Robert W. O'Leary; 58;        Mr. O'Leary has been the Chairman and Chief
Post Office Box 7274          Executive Officer of the Sagamore Group, a firm
Rancho Santa Fe, CA           specializing in spin-offs and corporate
92067                         reorganizations in the service sector, since
                              March 2001. From July 2000 until October 2000,
                              Mr. O'Leary was President and Chief Executive
                              Officer of PacifiCare Health Systems, Inc.
                              (NASDAQ: PHSY), a managed health services company. Mr. O'Leary was Chairman and Chief
                              Executive Officer of Premier Inc., a strategic alliance of not-for-profit health care and hospital systems from January 1996 to August
                              1998. Mr. O'Leary was Chairman of Premier Inc.
                              from September 1998 to June 2000. From March 1995 to December 1995, Mr. O'Leary was Chairman and
                              Chief Executive Officer of American Healthcare
                              Systems, Inc., the founding predecessor company of Premier Inc. From July 1991 to February 1995,
                              Mr. O'Leary was Chairman and Chief Executive
                              Officer of American Medical International, Inc.
                              (AMI), an international hospital management company.

                              Mr. O'Leary is currently a member of the board of directors of Viasys Healthcare Inc. (NYSE: VAS), a provider of medical equipment and systems to the healthcare industry, where he is also Chairman of the Compensation Committee. Mr. O'Leary is currently a member of the board of directors of Thermo Electron Corporation (NYSE:
                              TMO), a provider of scientific instruments and related components and systems, where he is a member of the Human Resources Committee and the Nominating Committee. Mr. O'Leary is also a member of the board of directors of Smiths Group plc (LSE: SMIN), a FTSE 100 company specializing in engineering and aerospace based in the United Kingdom, where he is a member of the Audit Committee and the Nominations and Remuneration Committee.


Randy H. Thurman; 52;         Mr. Thurman has been the President and Chief
Millennium III, Suite 200,    Executive Officer of Viasys Healthcare Inc.
Millennium Corporate          (NYSE: VAS), a provider of medical equipment and
Center, Conshohocken, PA      systems to the healthcare industry, since April
19428                         2001. From July 1997 to April 2001, Mr. Thurman
                              served as Chairman and Chief Executive Officer of Strategic Reserves LLC, a privately held company he founded to provide funding and strategic direction to healthcare technology companies.
                              From July 1993 to July 1997, Mr. Thurman was
                              Chairman of the Board and Chief Executive Officer of Corning Life Sciences Inc. From September 1984 to July 1993, Mr. Thurman was President and Chief
                              Executive Officer of Rhone Poulenc Rorer
                              Pharmaceuticals, Inc.

                              Mr. Thurman is the Chairman of the board of directors of Viasys, and he is a director and was a former Chairman of the board of directors of Enzon, Inc. (NASDAQ: ENZN), a biopharmaceutical company, where he is a member of the Compensation Committee and the Executive Committee. Mr. Thurman is also a director of CLOSURE Medical Corporation (NASDAQ: CLSR), a manufacturer of medical tissue adhesive products, where he is a member of the Audit Committee, the Compensation Committee and the Stock Option Subcommittee of the Compensation Committee.


         As of the date of this Proxy Statement, according to information provided by the Shareholder Nominees, none of the Shareholder Nominees is the beneficial owner of any securities of the Company.

         The Shareholder Nominees will not receive any compensation from the Shareholder Group for agreeing to be nominated by the Shareholder Group or, if elected, for their services as directors of the Company. However, Iridian and FMA have agreed to indemnify each of the Shareholder Nominees against losses incurred arising out of or based upon being the Shareholder Group's nominee and related matters. Iridian and FMA also have agreed to reimburse each of the Shareholder Nominees for their reasonable legal fees and expenses incurred in connection with each such nominee's participation in the solicitation of proxies as described in this Proxy Statement and related matters.

         It is expected that each of the Shareholder Nominees, if elected, will receive the Company's customary director's compensation. According to the Company's definitive proxy statement for the 2001 annual meeting of shareholders dated May 1, 2001, filed with the SEC on May 1, 2001 (the "ICN 2001 Proxy Statement"), under compensation arrangements then in effect, non-employee members of the Board were paid an annual fee of $30,000, payable quarterly, plus a fee of $1,000 for every Board meeting attended and an additional fee of $1,000 for every committee meeting attended. In addition, Board members were reimbursed for their out-of-pocket expenses in attending the meetings. Non-employee directors on each April 18 also were granted options to purchase 15,000 shares of Common Stock. It is also expected that each of the Shareholder Nominees, if elected, will be indemnified for his services as director of the Company to the same extent indemnification is available to directors of the Company under the Company's Restated Certificate of Incorporation or otherwise provided by the Company. In addition, it is expected that, upon their election, such nominees will be covered by the Company's officer and director liability insurance, assuming the Company has in effect a standard officer and director insurance policy.

         Although the Shareholder Group has no reason to believe that any Shareholder Nominee will be unable to serve as a director, if any one or more of the Shareholder Nominees shall not be available for election, the persons to be appointed as proxies shall vote all proxies received by the Shareholder Group for the election of any additional nominees as may be proposed by the Shareholder Group. If required, the Shareholder Group intends to distribute to the shareholders of the Company supplemental materials. In addition, the Shareholder Group reserves the right to nominate substitute or additional persons if the Company makes or announces any other action that has, or if consummated would have, the effect of disqualifying any of the Shareholder Nominees. You are urged to carefully consider the Shareholder Nominees' qualifications and abilities to represent your interests.

                                      * * *

         WHEN YOU RETURN THE WHITE PROXY CARD YOU WILL BE VOTING FOR THE SHAREHOLDER NOMINEES TO SERVE AS DIRECTORS, UNLESS YOU APPROPRIATELY MARK YOUR CARD OTHERWISE.

         THE SHAREHOLDER GROUP BELIEVES THAT IT IS IN THE BEST INTEREST OF SHAREHOLDERS TO ELECT THE SHAREHOLDER NOMINEES AT THE 2002 ANNUAL MEETING, AND STRONGLY RECOMMENDS A VOTE "FOR" THE ELECTION OF THE SHAREHOLDER NOMINEES.



                                      * * *



         YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN.


         PLEASE SIGN AND DATE THE WHITE PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE 2002 ANNUAL MEETING.





                                VOTING PROCEDURES


2002 Annual Meeting

         The Company has announced that the 2002 Annual Meeting will be held in Costa Mesa California on Wednesday, May 29, 2002. The time and the precise location of the 2002 Annual Meeting have not yet been announced by ICN.

Voting and Revocation of Proxies

         For the proxy solicited hereby to be voted, the enclosed WHITE proxy card must be signed, dated, and returned to Iridian and FMA c/o MacKenzie Partners, Inc. ("MacKenzie Partners") at the address set forth on the back page of this Proxy Statement, in the enclosed envelope, in time to be voted at the 2002 Annual Meeting. If you wish to vote "FOR" the Shareholder Nominees you must submit the enclosed WHITE proxy card and must NOT submit the Company's proxy card. If you have already returned the Company's proxy card, you have the right to revoke it as to all matters covered thereby and may do so by subsequently signing, dating, and mailing the enclosed WHITE proxy card. ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE 2002 ANNUAL MEETING. Execution of a WHITE proxy card will not affect your right to attend the 2002 Annual Meeting and to vote in person.

         Any proxy may be revoked as to all matters covered thereby at any time prior to the time a vote is taken by (i) submitting to the Chairman of the Board or us a later dated written revocation or duly executed proxy; or (ii) attending and voting at the 2002 Annual Meeting in person (attendance at the 2002 Annual Meeting will not in and of itself constitute a revocation).

         Although a revocation will be effective if delivered only to the Company, the Shareholder Group requests that either the original or a copy of all revocations be mailed to Iridian and FMA c/o MacKenzie Partners at the address set forth on the back page of this Proxy Statement, so that the Shareholder Group will be aware of all revocations and can more accurately determine if and when the requisite proxies have been received.

         Shares of Common Stock represented by a valid, unrevoked WHITE proxy card will be voted as specified. Shares represented by a WHITE proxy card where no specification has been made will be voted "FOR" the Shareholder Nominees. Except as set forth in this Proxy Statement, the Shareholder Group is not aware of any other matter to be considered at the 2002 Annual Meeting. If you return a WHITE proxy card and any other matter is presented at the 2002 Annual Meeting, the persons named on the enclosed WHITE proxy card will vote your shares in accordance with their best judgment concerning such matter.

         If any of your shares were held in the name of a brokerage firm, bank, bank nominee or other institution on April 9, 2002, the Record Date, only that institution can vote your shares and only upon its receipt of your specific instructions. Accordingly, please promptly contact the person responsible for your account at such institution and instruct that person to execute and return the WHITE proxy card on your behalf. You should also promptly sign, date and mail the voting instruction form (or WHITE proxy card) that your broker or banker sends you. Please do this for each account you maintain to ensure that all of your shares are voted. If any of your shares were held in the name of a brokerage firm, bank, bank nominee or other institution on the Record Date, to revoke your proxy you will need to give appropriate instructions to such institution. IF YOU DO NOT GIVE INSTRUCTIONS TO YOUR BROKER OR OTHER NOMINEE, YOUR SHARES WILL NOT BE VOTED.

Record Date and Voting Power

         Only holders of record as of the close of business on April 9, 2002, the Record Date for the 2002 Annual Meeting, will be entitled to vote at the 2002 Annual Meeting. If you were a shareholder of record on the Record Date, you will retain your voting rights for the 2002 Annual Meeting even if you sell such shares after the Record Date. Accordingly, it is important that you vote the shares you owned on the Record Date or grant a proxy to vote such shares, even if you sell some or all of your shares after the Record Date.

         The shares of Common Stock are the only shares of capital stock of ICN entitled to notice of, and to vote at, the 2002 Annual Meeting. According to information publicly disclosed in the ICN 2001 Annual Report, there were 82,677,075 shares of Common Stock issued and outstanding as of March 21, 2002. Every holder of shares of Common Stock is entitled to one (1) vote for each share of Common Stock held.

Quorum and Required Vote

         In accordance with ICN's Bylaws, at the 2002 Annual Meeting, a majority of the shares of Common Stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum. For the election of directors, nominees receiving a plurality of the votes cast at the 2002 Annual Meeting in person or by proxy will be elected as directors. "Plurality" means the nominees who receive the largest number of votes cast. Shares not voted will have no effect on the election of directors. Abstentions and broker non-votes in connection with the election of directors shall have no effect on such matters since directors are elected by a plurality of the votes cast at the 2002 Annual Meeting. "Broker non-votes" are shares as to which a broker indicates on a proxy that it does not have discretionary authority and has not received voting instructions from the beneficial owner on a particular matter. Given that this is a contested election, we do not expect that there will be any broker non-votes.

         Inspectors of election that are appointed by the Board or, if no such appointment is made or such inspectors fail to appear or act, by the Chairman of the 2002 Annual Meeting (appointed in accordance with the Bylaws of the Company), will tabulate the votes cast at the 2002 Annual Meeting.

         If you have questions, or need further assistance, please call MacKenzie Partners at (800) 322-2885 (toll-free) or at (212) 929-5500 (call collect). You may also send an email to proxy@mackenziepartners.com.

                             SOLICITATION OF PROXIES

         In connection with the Shareholder Group's solicitation of proxies for use at the 2002 Annual Meeting, proxies may be solicited by mail, courier service, advertisement, telephone, telecopier or other electronic means, and in person. Solicitations may be made, in the manner set forth in this Proxy Statement, by Iridian's and FMA's directors, managers, officers and other employees, as well as by Providence and by the Shareholder Nominees, none of whom will receive additional compensation for such solicitations. We may request banks, brokerage firms, and other custodians, nominees and fiduciaries to forward all of the solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. We will reimburse these record holders for customary clerical and mailing expenses incurred by them in forwarding these materials to their customers.

         Providence is serving as our financial adviser in connection with our investment in the Company. We have retained Providence to assist us in the development of a strategy for pursuing this proxy solicitation, in the preparation of proxy solicitation materials and in establishing contacts with, and presentations to, the institutional investor community, professional shareholder advisory organizations and the media. As compensation for such services we have agreed to pay Providence a fee of $100,000, together with reimbursement for its reasonable out-of-pocket expenses, and we have also agreed to indemnify Providence (and certain affiliated persons) against certain liabilities and expenses. In addition, we will pay Providence an additional fee of $250,000 in the event that the Shareholder Nominees are elected at the 2002 Annual Meeting and the Company agrees to reimburse us for the costs of our solicitation. Providence has informed us that it would employ up to approximately [ ] persons to solicit proxies for use at the 2002 Annual Meeting.

         We have also retained MacKenzie Partners for solicitation and advisory services in connection with the solicitation of proxies at an estimated fee of $[ ], together with reimbursement for its reasonable out-of-pocket expenses. MacKenzie Partners has informed us that it would employ up to approximately [ ] persons to solicit proxies for use at the 2002 Annual Meeting.

         All expenses associated with any solicitation of proxies by us in connection with the 2002 Annual Meeting will be borne directly by Iridian and FMA. If the Shareholder Nominees are elected to the Board, the Shareholder Group currently intends to seek reimbursement of the costs of this solicitation from the Company. If the Shareholder Group seeks reimbursement of the costs of this solicitation from the Company, the decision whether or not to submit the question of reimbursement to a shareholder vote will be made by the Board. We estimate that the costs incidental to our solicitation of proxies, including expenditures for advertising, printing, postage, legal and related expenses will be approximately $[ ]. Total costs incurred to the date of this Proxy Statement by us have been approximately $[ ].

                           INFORMATION CONCERNING THE
                        PARTICIPANTS IN THE SOLICITATION

         Iridian; David L. Cohen, a Principal of Iridian; Harold J. Levy, a Principal of Iridian; Jeffrey M. Elliott, Executive Vice President and Chief Operating Officer of Iridian; FMA; David Winters, President of FMA; Timothy Rankin, Assistant Portfolio Manager of FMA; Bradley Takahashi, Assistant Vice President of FMA; Richard H. Koppes, a Shareholder Nominee; Robert W. O'Leary, a Shareholder Nominee; and Randy H. Thurman, a Shareholder Nominee, may each be deemed a "participant" in the solicitation contemplated by this Proxy Statement, as the term "participant" is defined in the proxy rules promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (each such person, a "Participant," and collectively, the "Participants"). Information concerning the Participants is set forth below and on Schedule I hereto, and with respect to the Shareholder Nominees also under the heading "The Election of Directors - The Shareholder Nominees."

         Iridian is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, and its principal business is managing a number of accounts containing securities over which Iridian has voting and dispositive power. The principal business address of Iridian is Iridian Asset Management LLC, 276 Post Road West, Westport, CT 06880-4704.

         As of the date of this Proxy Statement, Iridian is the beneficial owner of 4,996,357 shares of Common Stock. Iridian intends to vote such shares of Common Stock "FOR" the Shareholder Nominees. Iridian may also be deemed to beneficially own all shares of Common Stock owned beneficially by David L. Cohen, Harold J. Levy or FMA.

         David L. Cohen and Harold J. Levy are each Principals of Iridian. The principal business address of each of Messrs. Cohen and Levy is Iridian Asset Management LLC, 276 Post Road West, Westport, CT 06880-4704. As of the date of this Proxy Statement neither of Messrs. Cohen and Levy is the direct owner of any shares of Common Stock but each of them is the beneficial owner of 5,089,357 shares of Common Stock (which includes 4,996,357 shares of Common Stock beneficially owned by Iridian). Messrs. Cohen and Levy intend to vote such shares of Common Stock "FOR" the Shareholder Nominees. Each of Messrs. Cohen and Levy may also be deemed to beneficially own all shares of Common Stock owned beneficially by Iridian or FMA.

         Jeffrey M. Elliott is Executive Vice President and Chief Operating Officer of Iridian. Mr. Elliott's business address is Iridian Asset Management LLC, 276 Post Road West, Westport, CT 06880-4704. As of the date of this Proxy Statement, Mr. Elliott is not the direct owner of any shares of Common Stock but, by virtue of his position as an officer of Iridian, may be deemed to be the beneficial owner of all securities of the Company beneficially owned by Iridian.

         FMA is an investment adviser registered with the SEC and is the investment adviser to Franklin Mutual Series Fund Inc. The principal business address of FMA is 51 John F. Kennedy Parkway, Short Hills, NJ 07078. As of the date of this Proxy Statement, FMA is the beneficial owner of 3,360,673 shares of Common Stock. FMA intends to vote such shares of Common Stock "FOR" the Shareholder Nominees. FMA may also be deemed to beneficially own all shares of Common Stock owned beneficially by Iridian, David L. Cohen or Harold J. Levy. As of the date of this Proxy Statement, FMA is also the beneficial owner of 1,625,000 shares of common stock, par value $0.01 per share, of Ribapharm. Ribapharm is a subsidiary of ICN.

         David Winters is the President of FMA. Mr. Winters' business address is Franklin Mutual Advisers, LLC, 51 John F. Kennedy Parkway, Short Hills, NJ 07078. As of the date of this Proxy Statement, Mr. Winters is not the direct owner of any shares of Common Stock but, by virtue of his position as an officer of FMA, may be deemed to be the beneficial owner of all securities of the Company and of Ribapharm beneficially owned by FMA.

         Timothy Rankin is Assistant Portfolio Manager of FMA. Mr. Rankin's business address is Franklin Mutual Advisers, LLC, 51 John F. Kennedy Parkway, Short Hills, NJ 07078. As of the date of this Proxy Statement, Mr. Rankin is not the direct owner of any shares of Common Stock but, by virtue of his position as Assistant Portfolio Manager of FMA, may be deemed to be the beneficial owner of all securities of the Company and of Ribapharm beneficially owned by FMA.

         Bradley Takahashi is Assistant Vice President of FMA. Mr. Takahashi's business address is Franklin Mutual Advisers, LLC, 51 John F. Kennedy Parkway, Short Hills, NJ 07078. As of the date of this Proxy Statement, Mr. Takahashi is not the direct owner of any shares of Common Stock but, by virtue of his position as an officer of FMA, may be deemed to be the beneficial owner of all securities of the Company and of Ribapharm beneficially owned by FMA.

         Providence is acting solely as our financial adviser and as such is not deemed a "participant" in the solicitation of proxies contemplated by this Proxy Statement, as the term "participant" is defined in the proxy rules promulgated by the SEC under the Exchange Act. However, for the information of the Company's shareholders, we have included the information that would otherwise have been required to be disclosed regarding Providence if Providence were a "participant."

         Providence is a corporation engaged in the investment banking and stock brokerage businesses. The principal business office of Providence is located at 730 Fifth Avenue, New York, New York, 10019. As of the date of this Proxy Statement, Providence is the beneficial owner of 149,500 shares of Common Stock. Although Providence's engagement as financial adviser does not obligate it to hold, dispose of or vote any securities of the Company that it may, directly or indirectly, beneficially own in any manner and although we have no agreement or understanding with Providence regarding the acquisition, disposition, holding or voting of shares of Common Stock, Providence has informed us that it intends to vote such shares of Common Stock "FOR" the Shareholder Nominees. Providence was a member of the 2001 Committee and (together with its President, Herbert A. Denton) was a participant in the solicitation of proxies by the 2001 Committee in connection with the ICN 2001 annual meeting of shareholders.

         For information relating to transactions by each of the Participants, as well as Providence, in securities of the Company over the past two years, see
Schedule I hereto.

         Each of the Shareholder Nominees, as well as Messrs. Cohen, Levy, Winters, Elliott, Takahashi, and Rankin, may communicate with shareholders of ICN in the manner contemplated by this Proxy Statement on behalf of the Shareholder Group.

                              CERTAIN TRANSACTIONS
                           INVOLVING THE PARTICIPANTS

         Iridian and FMA are parties to an agreement (the "Sharing Agreement"), dated March 8, 2002, pursuant to which they have agreed, among other things, to
(i) jointly file a statement on Schedule 13D and to consult with each other prior to any purchase or sale of shares of Common Stock, prior to voting their respective holdings of Common Stock on any matter subject to a shareholder vote and prior to adopting any plans or proposals that relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of
Item 4 of the instructions to Schedule 13D and (ii) share between themselves in the proportion provided for in the Sharing Agreement any expenses reasonably incurred by either of them in connection with their respective investments in the Common Stock and their joint efforts made to maximize the value thereof, which includes all expenses associated with any solicitation by them in connection with the 2002 Annual Meeting. Iridian and FMA are parties to an engagement agreement with Providence dated March 8, 2002, pursuant to which they retained Providence as their financial adviser to advise and assist them in their joint efforts to maximize the value of their respective investments in the Common Stock.

         Except as set forth in this Proxy Statement (including the Schedules hereto), none of the Participants (or Providence) or any of their respective associates: (i) directly or indirectly beneficially owns any shares of Common Stock or any other securities of the Company or any of its subsidiaries; (ii) has had any relationship with the Company in any capacity other than as a shareholder, or is or has been a party to any transaction, or series of transactions, since the beginning of the Company's last fiscal year with respect to any securities of the Company; (iii) knows of any transactions since the beginning of the Company's last year, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any of them had, or will have, a direct or indirect material interest; (iv) intends to seek to engage in any transaction with the Company or any of its subsidiaries in the future; or (v) has any interest in the matters to be voted on at the 2002 Annual Meeting, other than an interest, if any, as a shareholder of the Company or, with respect to the Shareholder Nominees, as a nominee for director.

         In addition, other than as set forth in this Proxy Statement (including the Schedules hereto), there are no contracts, arrangements or understandings entered into by any of the Participants (or Providence) or any of their respective associates within the past year with any person with respect to any of the Company's securities, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

         Except as set forth in this Proxy Statement (including the Schedules hereto), none of the Participants (or Providence) or any of their respective associates has entered into any agreement or understanding with any person with respect to (i) any future employment by the Company or its affiliates or (ii) any future transactions to which the Company or any of its affiliates will or may be a party.

         Except as set forth in this Proxy Statement (including the Schedules hereto), none of the Shareholder Nominees or their associates has, since the beginning of the Company's last fiscal year, been indebted to the Company or any of its subsidiaries in an amount that exceeds $60,000.

                          CERTAIN INFORMATION ABOUT ICN

         ICN is a Delaware corporation with its principal executive office located at ICN Plaza, 3300 Hyland Avenue, Costa Mesa, California, 92626. The telephone number of ICN is (714) 545-0100.

         ICN is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements, and other information with the SEC. Reports, registration statements, proxy statements, and other information filed by ICN with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at the Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Documents filed electronically by ICN are also available at the SEC's Web site: http://www.sec.gov.

         The Shareholder Group does not have any information with respect to the beneficial ownership of Common Stock by the directors and executive officers of the Company as of a date more recent than May 1, 2001, as contained in the ICN 2001 Proxy Statement, which information is set forth in Schedule II. The Shareholder Group anticipates that more up-to-date information with respect to the beneficial ownership of Common Stock by the directors and executive officers of the Company will be set forth in the ICN 2002 Proxy Statement when it becomes available.

         Schedule II also sets forth certain information regarding the beneficial ownership of each person (other than the Shareholder Group and Iridian) known to the Shareholder Group to own more than five percent of the outstanding Common Stock, based solely upon publicly available information on file with the SEC.

         The Shareholder Group anticipates that the ICN 2002 Proxy Statement will contain information concerning, among other things, (i) the background of ICN's nominees for the Board, (ii) the compensation paid and payable to the directors and executive officers of ICN, (iii) information with respect to the beneficial ownership of Common Stock by the directors and executive officers of the Company, (iv) the committees of ICN's Board and their members, (v) the meetings of ICN's Board and all committees thereof and (vi) the time and the precise location of the 2002 Annual Meeting. The Shareholder Group assumes no responsibility for the accuracy or completeness of such information.


                        OTHER MATTERS TO BE CONSIDERED AT
                             THE 2002 ANNUAL MEETING

         Except as set forth in this Proxy Statement, we are not aware of any proposals to be brought before the 2002 Annual Meeting.

                            SHAREHOLDER PROPOSALS FOR
                        THE COMPANY'S 2003 ANNUAL MEETING

         As of the date hereof, the Company has not disclosed the date prior to which notice of nominations for election to the Board or shareholder proposals in respect of the Company's 2003 annual meeting of shareholders must be delivered to the Company. The Shareholder Group believes that, in determining these dates, the following principles apply:

          o Under Rule 14a-8 promulgated under the Exchange Act, in order for shareholder proposals to be considered for inclusion in the Company's proxy statement for the 2003 annual meeting of shareholders, such proposals must be received by the Secretary of the Company at the Company's principal executive offices not less than 120 calendar days prior to the anniversary of the date the ICN 2002 Proxy Statement is released. If an annual meeting is not held in 2002 or if the date of the 2003 annual meeting varies by more than 30 days from the anniversary of the date of the 2002 Annual Meeting, the Company will be required to establish a deadline a reasonable time prior to printing and mailing its proxy materials for the 2003 annual meeting.

          o Under Article Ninth of the Company's Restated Certificate of Incorporation for notices of nominations, and under Article Eighth of the Company's Restated Certificate of Incorporation for other business to be properly brought before an annual meeting, notice must be given to the Secretary of the Company at the Company's principal executive offices not less than 60 nor more than 90 days prior to the scheduled date of such meeting; provided, however, that if less than 70 days notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be given not later than the close of business on the 10th day following the earlier of (i) the day on which the notice of the date of the meeting was mailed, or (ii) the day on which such public disclosure was made.


                             ADDITIONAL INFORMATION

         The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information. Although the Shareholder Group does not have any information that would indicate that any information contained in this Proxy Statement concerning the Company is inaccurate or incomplete, the Shareholder Group assumes no responsibility for the accuracy or completeness of such information.

         Questions, or requests for additional copies of this Proxy Statement, should be directed to:



                            MACKENZIE PARTNERS, INC.
                               105 Madison Avenue
                               New York, NY 10016

                       email: proxy@mackenziepartners.com

                          Call Collect: (212) 929-5500
                          or Toll Free: (800) 322-2885
                            Facsimile: (212) 929-0308

                                   SCHEDULE I

                    TRANSACTIONS IN SECURITIES OF THE COMPANY
                       BY THE PARTICIPANTS AND PROVIDENCE


         Other than as set forth below, none of the Participants or Providence has purchased or sold securities of the Company in the last two years.

                          Iridian Asset Management LLC


 Date of Transaction      Nature of Transaction      Number of Shares of Common
                                                               Stock

    June 1, 2001               Purchased                      286,100
    June 4, 2001               Purchased                      113,700
    June 6, 2001               Purchased                      873,100
    June 7, 2001               Purchased                      56,700
    June 8, 2001               Purchased                      142,800
    June 11, 2001              Purchased                      169,700
    June 11, 2001               Sold (1)                     (12,600)
    June 12, 2001              Purchased                      142,100
    June 14, 2001              Purchased                      183,500
    June 15, 2001              Purchased                       3,100
    June 18, 2001              Purchased                      144,900
    June 18, 2001            Purchased (2)                    11,100
    June 22, 2001              Purchased                      185,200
    June 26, 2001              Purchased                      12,700
    June 27, 2001              Purchased                      384,300
    July 2, 2001               Purchased                      163,700
    July 11, 2001              Purchased                      132,500
    July 12, 2001              Purchased                      435,200
    July 13, 2001              Purchased                      616,800
    July 16, 2001              Purchased                      129,900
    July 17, 2001              Purchased                      131,200
    July 26, 2001                 Sold                        (1,700)
    July 31, 2001              Purchased                        600
   August 1, 2001              Purchased                       1,300
   August 10, 2001              Sold (1)                     (43,700)
   August 31, 2001             Purchased                       1,600
 September 20, 2001             Sold (1)                     (12,200)
 September 24, 2001             Sold (1)                      (5,500)
   October 4, 2001                Sold                        (2,700)
  October 22, 2001                Sold                       (11,000)
  October 25, 2001                Sold                       (13,800)
  October 26, 2001                Sold                        (1,700)
  November 15, 2001            Purchased                      43,300
  November 16, 2001            Purchased                      196,900
  November 19, 2001            Purchased                      17,800
  November 23, 2001             Sold (1)                      (2,343)
  November 26, 2001               Sold                        (6,900)
  November 27, 2001               Sold                        (1,000)
  November 28, 2001            Purchased                      162,600
  November 29, 2001            Purchased                      44,300
  November 30, 2001            Purchased                      162,000
  December 3, 2001             Purchased                      30,000
  December 3, 2001           Purchased (2)                    17,700
  December 6, 2001                Sold                        (3,300)
  December 6, 2001              Sold (1)                     (20,300)
  December 7, 2001              Sold (1)                     (72,200)
  December 11, 2001               Sold                        (1,700)
  December 14, 2001            Purchased                      10,000
  December 14, 2001               Sold                        (5,200)
  December 17, 2001               Sold                        (1,300)
  December 20, 2001            Purchased                       2,900
  December 20, 2001               Sold                         (600)
  December 21, 2001               Sold                       (12,700)
  December 26, 2001            Purchased                        200
  December 26, 2001               Sold                        (1,900)
  December 28, 2001            Purchased                        500
  December 28, 2001               Sold                        (3,100)
   January 2, 2002             Purchased                       2,800
  January 15, 2002                Sold                        (2,300)
  January 16, 2002              Sold (1)                     (15,900)
  January 22, 2002              Sold (1)                      (7,000)
  January 28, 2002             Purchased                       2,600
  January 28, 2002              Sold (1)                     (25,300)
  February 25, 2002               Sold                        (4,100)
    March 4, 2002                 Sold                        (8,900)
   March 26, 2002              Purchased                        100
   April 12, 2002              Purchased                      281,800

                                Total:                      4,996,357

(1) These are non-cash transactions in which, as a result of a client either reducing or eliminating its account with Iridian, Iridian ceases to have the power to vote or dispose of such securities.

(2) These are non-cash transactions in which, as a result of a client either creating an account or increasing its account with Iridian, Iridian obtains the power to vote and/or dispose of such securities.

                         David Cohen and Harold Levy (1)


 Date of Transaction      Nature of Transaction      Number of Shares of Common
                                                                  Stock

    June 1, 2001               Purchased                         13,900
    June 4, 2001               Purchased                          6,000
    June 6, 2001               Purchased                         45,300
    June 7, 2001               Purchased                          2,700
    June 8, 2001               Purchased                          7,400
    June 11, 2001              Purchased                         10,100
    June 12, 2001              Purchased                          2,500
    June 14, 2001              Purchased                          9,800
    June 18, 2001              Purchased                          8,100
    June 22, 2001              Purchased                          9,300
    June 26, 2001              Purchased                           400
    June 27, 2001              Purchased                         18,100
    July 11, 2001              Purchased                          7,000
    July 12, 2001              Purchased                         41,900
    July 13, 2001              Purchased                         31,400
    July 16, 2001              Purchased                          6,500
    July 17, 2001              Purchased                          6,300
   August 3, 2001               Sold (2)                        (75,600)
   August 15, 2001              Sold (2)                        (45,300)
  September 4, 2001             Sold (2)                        (56,700)
 September 24, 2001               Sold                          (45,300)
  October 18, 2001                Sold                          (45,400)
  October 19, 2001                Sold                          (34,000)
  October 19, 2001           Purchased (3)                       56,700
  October 22, 2001                Sold                           (9,000)
  October 22, 2001           Purchased (3)                       27,900
  December 21, 2001          Purchased (3)                       93,000
   January 3, 2002              Sold (2)                        (93,000)
   March 15, 2002            Purchased (3)                       93,000

                                 Total:                          93,000

(1) All transactions were effected by First Eagle Fund of America, an open-end non-diversified mutual fund ("First Eagle"), which is a separate series or portfolio of First Eagle Trust, an investment company registered under the Investment Company Act of 1940. Each of Messrs. Cohen and Levy serves as an employee of Arnhold & S. Bleichroeder Advisers, Inc. ("A&SB Advisers"), an investment adviser registered under the Investment Advisers Act of 1940. A&SB Advisers acts as the investment adviser to First Eagle. To our knowledge, pursuant to the terms of the investment advisory agreement between A&SB Advisers and First Eagle, A&SB Advisers has the authority, for and in the name of First Eagle, to vote and to dispose of securities owned by First Eagle. As employees of A&SB Advisers, Messrs. Cohen and Levy perform A&SB's investment advisory duties and functions with respect to First Eagle, including the exercise of voting and dispositive power over securities held by First Eagle.

(2) Sold call options. Number of shares of Common Stock represents shares of Common Stock underlying the options.

(3) Purchased call options. Number of shares of Common Stock represents shares of Common Stock underlying the options.

                          Franklin Mutual Advisers, LLC


 Date of Transaction      Nature of Transaction      Number of Shares of Common
                                                                  Stock

    July 3, 2001               Purchased                         450,000
    July 5, 2001               Purchased                         200,000
    July 6, 2001               Purchased                         56,900
    July 9, 2001               Purchased                         165,700
    July 10, 2001              Purchased                         80,000
    July 11, 2001              Purchased                         75,000
    July 16, 2001              Purchased                          2,000
    July 17, 2001              Purchased                         14,900
 September 17, 2001            Purchased                         75,000
 September 18, 2001            Purchased                         75,000
 September 19, 2001            Purchased                         50,000
 September 20, 2001            Purchased                         50,000
 September 21, 2001            Purchased                         50,000
 September 24, 2001            Purchased                         100,000
 September 26, 2001            Purchased                         10,900
  November 1, 2001             Purchased                         17,720
  November 6, 2001             Purchased                         63,155
  November 8, 2001             Purchased                         115,000
  November 9, 2001             Purchased                         35,250
  November 12, 2001            Purchased                         12,210
  November 14, 2001            Purchased                          2,700
  November 27, 2001            Purchased                          5,000
   January 3, 2002             Purchased                          1,705
  January 30, 2002             Purchased                         10,000
  February 1, 2002             Purchased                          5,213
  February 4, 2002             Purchased                         90,400
  February 5, 2002             Purchased                          1,100
  February 6, 2002             Purchased                         90,200
  February 7, 2002             Purchased                         50,000
  February 12, 2002            Purchased                         12,500
  February 19, 2002            Purchased                          3,550
  February 20, 2002            Purchased                          3,570
  February 21, 2002            Purchased                         11,600
  February 22, 2002            Purchased                         225,000
  February 25, 2002            Purchased                         175,000
   March 25, 2002              Purchased                         107,700
   March 26, 2002              Purchased                         230,000
   March 27, 2002              Purchased                         254,600
    April 3, 2002              Purchased                         105,000
    April 8, 2002              Purchased                          1,300
    April 9, 2002              Purchased                         262,100
   April 16, 2002              Purchased                         13,700

                                  Total:                         3,360,673

                            Providence Capital, Inc.


 Date of Transaction      Nature of Transaction      Number of Shares of Common
                                                                  Stock

  January 30, 2001            Purchased (1)                       15,000
  January 30, 2001            Purchased (3)                        5,000
  February 1, 2001            Purchased (1)                       32,000
  February 1, 2001            Purchased (3)                       20,000
  February 5, 2001              Sold (1)                          (5,000)
  February 5, 2001              Sold (3)                          (5,000)
  February 12, 2001           Purchased (1)                        8,000
  February 12, 2001           Purchased (3)                        5,000
  February 15, 2001           Purchased (1)                         500
  February 16, 2001           Purchased (1)                        5,000
  February 21, 2001             Sold (1)                          (5,000)
  February 27, 2001             Sold (1)                          (5,000)
    March 1, 2001             Purchased (1)                        5,000
    March 8, 2001             Purchased (3)                        2,500
   March 12, 2001             Purchased (2)                        5,000
   March 16, 2001           Purchased (2) (6)                     120,000
   March 22, 2001             Purchased (1)                        4,500
   March 22, 2001             Purchased (3)                        2,500
   March 22, 2001           Purchased (2) (7)                      5,000
   March 30, 2001               Sold (1)                          (7,000)
   April 23, 2001               Sold (4)                          (9,000)
    May 16, 2001                Sold (1)                          (5,000)
    May 31, 2001                Sold (3)                         (10,000)
    May 31, 2001                Sold (1)                         (15,000)
    May 31, 2001                Sold (2)                          (5,000)
    June 20, 2001               Sold (3)                          (5,000)
    July 9, 2001                Sold (3)                          (5,000)
    July 12, 2001             Purchased (3)                        2,500
    July 20, 2001               Sold (3)                          (5,000)
    July 30, 2001             Purchased (3)                        5,000
   August 6, 2002               Sold (3)                          (2,000)
   August 9, 2001               Sold (3)                          (3,000)
 September 17, 2001           Purchased (3)                        5,000
 September 18, 2001           Purchased (3)                        2,500
 September 19, 2001           Purchased (3)                        5,000
 September 20, 2001             Sold (3)                          (6,000)
   October 3, 2001              Sold (3)                          (2,500)
   October 5, 2001              Sold (3)                          (2,500)
  October 11, 2001              Sold (1)                          (8,000)
  October 22, 2001              Sold (1)                         (20,000)
  October 24, 2001            Purchased (3)                        5,000
  October 29, 2001              Sold (3)                          (1,000)
  November 5, 2001              Sold (3)                          (4,000)
  November 8, 2001            Purchased (3)                        5,000
  November 20, 2001             Sold (3)                          (4,000)
  December 5, 2001              Sold (2)                          (5,000)
  December 11, 2001             Sold (3)                          (1,000)
  December 20, 2001           Purchased (3)                       10,000
  December 26, 2001             Sold (3)                         (10,000)
   January 2, 2002            Purchased (3)                        2,000
  January 17, 2002            Purchased (3)                        1,000
  February 4, 2002            Purchased (5)                        5,000
  February 27, 2002           Purchased (5)                       10,000
  February 27, 2002           Purchased (3)                        2,000
    March 4, 2002             Purchased (5)                        5,000
    March 4, 2002             Purchased (2)                        2,000
    March 4, 2002             Purchased (3)                        2,500

                                 Total:                          149,500


(1) Transaction effected by U.S. Value Investment Company LLC of which Providence Advisors, LLC is the Investment Advisor. Mr. Herbert Denton is the sole managing member of Providence Advisors, LLC.

(2) Transaction effected by Providence Capital, Inc. Mr. Denton is the record owner of 90% of the outstanding equity securities of Providence Capital, Inc.

(3) Transaction effected by Providence Investors, LLC of which Mr. Denton is one of two managing members.

(4) These Shares were transferred by Providence Investors, LLC to three of its members as part of a liquidating distribution to such members of their pro-rata interest in Providence Investors, LLC.

(5) Transaction effected by Providence Capital, LLC of which Mr. Denton is one of two managing members.

(6) Call option granted to Providence Capital, Inc. by SSP-Special Situations Partners, Inc. Number of shares of Common Stock represents shares of Common Stock underlying the option.

(7) Purchased call options. Number of shares of Common Stock represents shares of Common Stock underlying the options.

                                   SCHEDULE II

                 BENEFICIAL OWNERSHIP OF SHARES OF COMMON STOCK
                                       BY
             DIRECTORS AND CERTAIN EXECUTIVE OFFICERS OF THE COMPANY
                                       AND
                            CERTAIN BENEFICIAL OWNERS


Directors And Certain Executive Officers Of The Company

         The following information is excerpted from and is based solely upon the ICN 2001 Proxy Statement, and sets forth, as of April 23, 2001, information regarding the beneficial ownership of the Common Stock and the percent of shares owned beneficially by the directors and each of the Chief Executive Officer of the Company and certain executive officers of the Company, including the four most highly paid executive officers of the Company, and all directors and executive officers of the Company as a group:




              Name of Beneficial Owner     Number of Shares of Common Stock     Percent of Class
                                                Beneficially Owned (1)
--------------------------------------------------------------------------------------------------
Norman Barker, Jr.................................     146,819 (3)                    (2)
Birch E. Bayh, Jr.................................      97,266 (4)                    (2)
Kim Campbell......................................         --                         (2)
Alan F. Charles...................................     100,547 (5)                    (2)
Roger Guillemin...................................     160,509 (6)                    (2)
Ray Irani.........................................         --                         (2)
Adam Jerney.......................................   1,169,605 (7)                    1.4%
Andrei Kozyrev....................................      40,625 (8)                    (2)
Jean-Francois Kurz................................     127,716 (9)                    (2)
Thomas H. Lenagh..................................     136,117 (10)                   (2)
Charles T. Manatt.................................      36,787 (11)                   (2)
Stephen D. Moses..................................      84,808 (12)                   (2)
Milan Panic.......................................   2,690,180 (13)                   3.3%
Roberts A. Smith..................................     215,733 (14)                   (2)
Rosemary Tomich...................................           --                       (2)
Richard A. Meier..................................      80,250 (15)                   (2)
John E. Giordani..................................      80,218 (16)                   (2)
Bill A. MacDonald.................................      50,044 (17)                   (2)
James G. McCoy....................................          --                        (2)
Johnson Y.N. Lau..................................      18,750 (18)                   (2)
Jack Sholl........................................     152,250 (19)                   (2)
David Watt........................................     193,140 (20)                   (2)
Directors and executive officers of the
Company as a group (22 persons)..................    5,581,364 (21)                   6.6%
Directors and executive officers of the
Company as a group (22 persons) excluding
options...........................................   1,164,527 (22)                   1.4%



(1) Except as indicated otherwise in the following notes, shares shown as beneficially owned are those as to which the named persons possess sole voting and investment power. However, under the laws of California and certain other states, personal property owned by a married person may be community property which either spouse may manage and control, and the Company has no information as to whether any shares shown in this table are subject to community property laws.

(2)  Less than 1%.

(3) Includes 141,690 shares of Common Stock which Mr. Barker has the right to acquire within 60 days upon the exercise of stock options.

(4) Includes 97,266 shares of Common Stock which Sen. Bayh has the right to acquire within 60 days upon the exercise of stock options.

(5) Includes 100,478 shares of Common Stock which Mr. Charles has the right to acquire within 60 days upon the exercise of stock options.

(6) Includes 159,681 shares of Common Stock which Dr. Guillemin has the right to acquire within 60 days upon the exercise of stock options.

(7) Includes 735,498 shares of Common Stock which Mr. Jerney has the right to acquire within 60 days upon the exercise of stock options.

(8) Includes 40,625 shares of Common Stock which Mr. Kozyrev has the right to acquire within 60 days upon the exercise of stock options.

(9) Includes 127,716 shares of Common Stock which Mr. Kurz has the right to acquire within 60 days upon the exercise of stock options.

(10) Includes 124,528 shares of Common Stock which Mr. Lenagh has the right to acquire within 60 days upon the exercise of stock options.

(11) Includes 33,750 shares of Common Stock which Mr. Manatt has the right to acquire within 60 days upon the exercise of stock options.

(12) Includes 84,505 shares of Common Stock which Mr. Moses has the right to acquire within 60 days upon the exercise of stock options.

(13) Includes 2,034,946 shares of Common Stock which Mr. Panic has the right to acquire within 60 days upon the exercise of stock options.

(14) Includes 192,162 shares of Common Stock which Dr. Smith has the right to acquire within 60 days upon the exercise of stock options.

(15) Includes 76,750 shares of Common Stock which Mr. Meier has the right to acquire within 60 days upon the exercise of stock options.

(16) Includes 77,356 shares of Common Stock which Mr. Giordani has the right to acquire within 60 days upon the exercise of stock options.

(17) Includes 44,250 shares of Common Stock which Mr. MacDonald has the right to acquire within 60 days upon the exercise of stock options.

(18) Includes 18,750 shares of Common Stock which Dr. Lau has the right to acquire within 60 days upon the exercise of stock options.

(19) Includes 138,682 shares of Common Stock which Mr. Sholl has the right to acquire within 60 days upon the exercise of stock options.

(20) Includes 188,204 shares of Common Stock which Mr. Watt has the right to acquire within 60 days upon the exercise of stock options.

(21) Includes 4,416,837 shares of Common Stock which directors and executive officers have the right to acquire within 60 days upon the exercise of stock options.

(22) Number of shares of Common Stock beneficially owned by directors and executive officers of the Company as a group (22 persons) less the 4,416,837 shares of Common Stock which directors and executive officers have the right to acquire within 60 days upon the exercise of stock options.

Certain Beneficial Owners

         The following table set forth information as to the beneficial ownership of each person (other than the Shareholder Group and Iridian) known to the Shareholder Group to own more than five percent of the outstanding Common Stock, based solely from publicly available information on file with the SEC:



Name of Beneficial Owner   Number of Shares of Common   Percent of Class (1)
                            Stock Beneficially Owned
--------------------------------------------------------------------------------
Citigroup Inc. (2)               7,879,870 (3)                 9.5%
   399 Park Avenue
   New York, NY 10043


(1) This percentage is calculated using 82,677,075 shares of Common Stock outstanding as of March 21, 2002, based on information publicly disclosed by the Company in the ICN 2001 Annual Report.

(2) According to the Citigroup Schedule 13G filed February 13, 2002, Salomon Smith Barney Holdings, Inc., a wholly owned subsidiary of Citigroup ("Salomon"), was the beneficial owner of 7,760,193 of such shares (approximately 9.4% of the total number of shares outstanding) and Citigroup shared voting power and dispositive power with Salomon with respect to such 7,760,193 shares. Salomon's business address is 388 Greenwich Street, New York, NY 10013.

(3)  Assumes conversion/exercise of certain securities held.


                                      * * *

         Although the Shareholder Group does not have any information that would indicate that any information contained in this Schedule II, which is, as the case may be, based on publicly available information on file with the SEC or excerpted from the ICN 2001 Proxy Statement, is inaccurate or incomplete, the Shareholder Group assumes no responsibility for the accuracy or completeness of such information.

         If you have any questions concerning this Proxy Statement or need help voting your shares, please call:

                         [Mackenzie Partners, Inc. logo]

                            MACKENZIE PARTNERS, INC.
                               105 Madison Avenue
                               New York, NY 10016

                       email: proxy@mackenziepartners.com

                          Call Collect: (212) 929-5500
                          or Toll Free: (800) 322-2885
                            Facsimile: (212) 929-0308

PRELIMINARY COPY:  SUBJECT TO COMPLETION
MATERIAL DATED APRIL 18, 2002

REVOCABLE                                                              REVOCABLE
PROXY                                                                      PROXY

                            ICN PHARMACEUTICALS, INC.
                       2002 ANNUAL MEETING OF SHAREHOLDERS
                                  MAY 29, 2002

         THIS PROXY IS SOLICITED IN OPPOSITION TO THE BOARD OF DIRECTORS
                     OF ICN PHARMACEUTICALS, INC. ON BEHALF
                                       OF
         IRIDIAN ASSET MANAGEMENT LLC AND FRANKLIN MUTUAL ADVISERS, LLC
                       (TOGETHER, THE "SHAREHOLDER GROUP")

         The undersigned shareholder of ICN Pharmaceuticals, Inc. (the "Company") hereby appoints David L. Cohen, Timothy Rankin, or David Winters or any one of them, each with full power of substitution, to act as proxies for the undersigned, and to vote all shares of common stock, par value $0.01 per share, of the Company ("Common Stock"), which the undersigned would be entitled to vote if personally present at the 2002 annual meeting of shareholders of the Company to be held on May 29, 2002, and at any and all postponements and adjournments thereof (the "2002 Annual Meeting"), as indicated on this proxy.

         THIS PROXY IS REVOCABLE AND WILL BE VOTED AS DIRECTED, BUT IF NO INSTRUCTIONS ARE SPECIFIED, THIS PROXY WILL BE VOTED FOR THE ELECTION OF EACH OF THE NOMINEES IDENTIFIED ON THIS CARD OR, IN THE EVENT THAT ANY SUCH NOMINEE IS NOT AVAILABLE FOR ELECTION OR UNABLE TO SERVE, SUCH OTHER PERSON AS THE SHAREHOLDER GROUP SHALL PROPOSE. IF ANY OTHER BUSINESS IS PRESENTED AT THE 2002 ANNUAL MEETING, THIS PROXY WILL BE VOTED BY THOSE NAMED IN THIS PROXY IN THEIR BEST JUDGMENT. AT THE PRESENT TIME, THE SHAREHOLDER GROUP KNOW OF NO OTHER BUSINESS TO BE PRESENTED AT THE 2002 ANNUAL MEETING. THIS PROXY REVOKES ALL PRIOR PROXIES GIVEN BY THE UNDERSIGNED WITH RESPECT TO MATTERS COVERED BY THIS PROXY AND THE VOTING OF SHARES OF COMMON STOCK AT THE 2002 ANNUAL MEETING.

             PLEASE SIGN AND DATE ON THE REVERSE AND MAIL THE PROXY
                   CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

1. ELECTION OF DIRECTORS-NOMINEES   For All Nominees of the
   OF THE SHAREHOLDER GROUP:           Shareholder Group     Withhold Authority

   To elect to the Board of
   Directors  of the Company:                |_|                   |_|
   Richard H. Koppes, Robert
   W. O'Leary, and Randy H.Thurman.


   Instruction: If you have checked the above "FOR" box, to withhold authority to vote for the election of any individual nominee(s), write the name(s) of such nominee(s) in the following space:

    -------------------------------------------


2. In the discretion of the Proxies appointed hereunder, on such other business as may properly come before the meeting.



   The undersigned acknowledges receipt of the Proxy
   Statement of Iridian Assets Management LLC and
   Franklin Mutual Advisers, LLC.


   Dated: ______________________, 2002     IMPORTANT: PLEASE SIGN EXACTLY AS
                                           YOUR NAME OR NAMES APPEAR HEREON. IF
                                           SIGNING AS AN ATTORNEY, EXECUTOR,
   Signature(s) ______________________     ADMINISTRATOR, TRUSTEE, GUARDIAN, OR
                                           IN SOME OTHER REPRESENTATIVE
                                           CAPACITY, OR AS AN OFFICER OF A
                ______________________     CORPORATION, PLEASE INDICATE YOUR
                                           CAPACITY OR FULL TITLE. IF STOCK IS
                                           HELD JOINTLY, EACH JOINT OWNER SHOULD
                                           SIGN.


    YOUR VOTE IS IMPORTANT! PLEASE SIGN, DATE, AND PROMPTLY MAIL YOUR PROXY.